                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                             =======================
                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1997
                                            -----------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                  For the transition period from _________________ to
                  __________________

                         Commission file number   1-6016
                                                  ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ALLEN TELECOM INC.
                              25101 Chagrin Boulevard, Suite 350
                              Beachwood, Ohio 44122

                               ALLEN TELECOM INC.

                        EMPLOYEE BEFORE-TAX SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




         Report of Independent Accountants                                 3

         Financial Statements:

         Statements of Net Assets Available for
                  Plan Benefits - December 31, 1997
                  and 1996                                                 4

         Statements of Changes in Net Assets Available
                  for Benefits for the years ended
                  December 31, 1997 and 1996                             5 - 10

         Notes to Financial Statements                                  11 - 17

         Supplemental Schedules:

         Assets Held for Investment Purposes
                  at December 31, 1997                                    18

         5% Reportable Transactions for the
                  year ended December 31, 1997                            19

         Signatures                                                       20

         Exhibit Index                                                    21

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



TO THE EMPLOYEE BEFORE-TAX SAVINGS PLAN COMMITTEE
  AND THE PARTICIPANTS IN THE ALLEN TELECOM INC.
  EMPLOYEE BEFORE-TAX SAVINGS PLAN:



We have audited the accompanying Statements of Net Assets Available for Benefits of the ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Benefits for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN as of December 31, 1997 and 1996 and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statements of Changes of Net Assets Available for Benefits and Note 3 to the financial statements is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                             COOPERS & LYBRAND L.L.P.

CLEVELAND, OHIO
JUNE 3, 1998

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------




                                                      December 31,
                                                      ------------
                                                  1997           1996
                                                  ----           ----
ASSETS:
Investments, at market value
     (Note 3)                                 $26,659,897    $21,640,376
Loans receivable from participants
     (Note 6)                                   1,353,194      1,153,673
                                              -----------    -----------
            Total Investments                  28,013,091     22,794,049

Contribution receivable (Note 4):
         Participants                             251,062        251,502
         Company                                  484,250        453,518
Other receivables                                  48,624         39,170
Cash and equivalents                               29,786        158,453
                                              -----------    -----------
         Total Assets                          28,826,812     23,696,692

LIABILITIES:
Accrued expenses and other liabilities             61,244         44,735
                                              -----------    -----------
         Net Assets available for benefits    $28,765,569    $23,651,957
                                              ===========    ===========







The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                 ----------------------------------------------



                                   Fidelity       Fidelity       Fidelity          Allen            Hartford
                                   Managed        Equity -      Retirement         Common             Fixed
                                    Income         Income         Growth           Stock             Income        Sub-Total
                                  Portfolio         Fund           Fund             Fund              Fund        (To Page 7)
                                  ---------         ----           ----             ----              ----        -----------
1996
----
Net assets, available for        $        244    $  3,347,142    $  3,114,604    $  7,479,614    $  3,254,097    $ 17,195,701
 benefits, January 1, 1996
Contributions (Note 4)                      -         707,140         821,383       1,776,148               -       3,304,671
Investment income:
   Dividends                                -         239,412         422,906             477          22,034         684,829
   Interest                                 -          14,978          13,009          30,632               -          58,619
Net appreciation (deprecia-
   tion) in the fair value of
   investments                              -         363,065        (198,425)        797,320               -         961,960
Withdrawals and distributions
   (Note 5)                                 -        (917,384)       (683,386)       (481,120)        (69,402)     (2,151,292)
Administrative expenses                     -          (1,528)         (1,317)         (1,952)           (417)         (5,214)
Interfund Activity:                         -               -
   Interfund transfers                   (244)        493,906         252,893        (579,154)     (3,182,410)     (3,015,009)
   Interfund loans                          -         (60,723)        (66,666)         66,293         (23,902)        (84,998)
                                 ------------    ------------    ------------    ------------    ------------    ------------

Net assets, available for
   benefits, December 31, 1996     $        -    $  4,186,008    $  3,675,001    $  9,088,258    $          -    $ 16,949,267
                                 ============    ============    ============    ============    ============    ============



The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED),
  ----------------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                 ----------------------------------------------



                                              Fidelity        Fidelity         Allen
                                              Equity -       Retirement       Common
                                               Income          Growth          Stock         Sub-Total
                                                Fund            Fund           Fund         (To Page 8)
                                                ----            ----           ----         -----------
1997
----
Net assets available for                   $  4,186,008    $  3,675,001    $  9,088,258    $ 16,949,267
 benefits, January 1, 1997
Contributions (Note 4)                          727,628         631,223       1,846,162       3,205,013
Investment income:
   Dividends                                    297,131         688,910           1,140         987,181
   Interest                                          (1)              -               1               -
Other income                                     20,282          13,460          28,378          62,120

Net appreciation (deprecia-
   tion) in the fair value of
   investments                                  926,059         (49,919)       (477,000)        399,140
Withdrawals and distributions
   (Note 5)                                    (303,026)       (209,588)       (560,800)     (1,073,414)
Administrative expenses                          (3,280)         (2,752)        (23,176)
                                                                                                (29,208)
Interfund Activity:
   Interfund transfers                         (322,880)       (621,485)       (900,342)     (1,844,707)
   Interfund loans                              (29,152)        (51,353)        (39,007)       (119,512)
                                           ------------    ------------    ------------    ------------

Net assets available for
 benefits, December 31, 1997               $  5,498,769    $  4,073,497    $  8,963,614    $ 18,535,880
                                           ============    ============    ============    ============

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED),
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997




                                      Carryforward     TransPro          Morley        Participant       Janus
                                          Total      Common Stock     Stable Value         Loan        Worldwide      Sub-Total
                                      (From Page 5)      Fund             Fund           Account         Fund        (To Page 9)
                                      -------------      ----             ----           -------         ----        -----------
1996
----
Net assets available for
 benefits, January 1, 1996           $ 17,195,701    $    163,794    $  2,677,219    $    952,512   $           -   $ 20,989,226
Contributions (Note 4)                  3,304,671               -         481,396               -           8,261      3,794,328
Investment income:
   Dividends                              684,829           2,885               -               -               -        687,714
   Interest                                58,619              13          30,452               -               -         89,084
Net appreciation (deprecia-
   tion) in the fair value of
 investments                              961,960         (17,731)        250,167               -               -      1,194,396
Withdrawals and distributions
   (Note 5)                            (2,151,292)       (133,638)     (1,335,665)        590,194               -     (3,030,401)
Administrative expenses                    (5,214)              -         (83,395)              -               -        (88,609)
Interfund Activity:
   Interfund transfers                 (3,015,009)        (15,323)      3,772,966        (742,667)              -            (33)
   Interfund loans                        (84,998)              -        (237,078)        322,076               -
                                     ------------    ------------    ------------    ------------    ------------   ------------
 Net assets available for
   benefits, December 31, 1996       $ 16,949,267   $           -    $  5,556,062    $  1,122,115    $      8,261   $ 23,635,705
                                     ============    ============    ============    ============    ============   ============


The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED),
  ----------------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                 ----------------------------------------------




                                             Carryforward        Morley       Participant       Janus
                                                 Total        Stable Value       Loan          Worldwide      Sub-Total
                                             (From Page 6)        Fund          Account          Fund       (To Page 10)
                                             -------------        ----          -------          ----       ------------
1997
----

Net assets available for                     $ 16,949,267    $  5,556,062    $  1,122,115    $      8,261    $ 23,635,705
 benefits, January 1, 1997
Contributions (Note 4)                          3,205,013         650,703               -         260,824       4,116,540
Investment income:
   Dividends                                      987,181               -               -          63,848       1,051,029
   Interest                                             -             159               -               -             159
Other income                                       62,120          33,572               -           2,714          98,406

Net appreciation (deprecia-
   tion) in the fair value of
 investments                                      399,140         311,768               -           6,596         717,504
Withdrawals and distributions
   (Note 5)                                    (1,073,414)       (313,900)        (62,229)        (39,143)     (1,488,686)
Administrative expenses                           (29,208)        (82,565)              -            (487)       (112,260)
Interfund Activity:
   Interfund transfers                         (1,844,707)       (440,546)         (2,288)        675,763      (1,611,778)
   Interfund loans                               (119,512)       (126,898)        273,020          (5,892)         20,718
                                             ------------    ------------    ------------    ------------    ------------
Net assets available for
   benefits December 31, 1997                $ 18,535,880    $  5,588,355    $  1,330,618    $    972,484    $ 26,427,337
                                             ============    ============    ============    ============    ============

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED),
  ----------------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                 ----------------------------------------------



                                                                               Invesco
                                  Carryforward        Schwab                  Strategic
                                      Total        S&P 500 Index  Oakmark     Technology
1996                              (From Page 7)        Fund         Fund         Fund          Total
----                               ------------      --------     --------      -------     ------------
Net assets available for           $ 20,989,226       $   -        $   -        $   -       $ 20,989,226
 benefits, January 1, 1996
Contributions (Note 4)                3,794,328         2,455        7,162        6,588        3,810,533
Investment income:
   Dividends                            687,714           -            -            -            687,714
   Interest                              89,084           -             14          -             89,098
Net appreciation (deprecia-
   tion) in the fair value of
 investments                          1,194,396           -            -            -          1,194,396
Withdrawals and distributions
   (Note 5)                          (3,030,401)          -            -            -         (3,030,401)
Administrative expenses                 (88,609)          -            -            -            (88,609)
Interfund Activity:
   Interfund transfers                      (33)          -             33          -                -
   Interfund loans                          -             -            -
                                   ------------      --------     --------      -------     ------------
Net assets available for
   benefits, December 31, 1996     $ 23,635,705      $  2,455     $  7,209      $ 6,588     $ 23,651,957
                                   ============      ========     ========      =======     ============

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED),
  ----------------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                 ----------------------------------------------



                                                                                       Invesco
                                   Carryforward        Schwab                         Strategic
                                      Total         S&P 500 Index       Oakmark      Technology
1997                              (From Page 8)         Fund             Fund           Fund             Total
----                               ------------      -----------      ---------      ---------      ------------

Net assets available for           $ 23,635,705      $     2,455      $   7,209      $   6,588      $ 23,651,957
 benefits, January 1, 1997
Contributions (Note 4)                4,116,540          199,931        231,802        156,079         4,704,352
Investment income:
   Dividends                          1,051,029            9,002         38,992         78,964         1,177,987
   Interest                                 159              -              -              -                 159
Other income                             98,406            1,532          1,360          1,354           102,652
Net appreciation (deprecia-
   tion) in the fair value of
 investments                            717,504           66,337         56,489        (71,908)          768,422
Withdrawals and distributions
   (Note 5)                          (1,488,686)          (3,497)       (19,080)       (15,954)       (1,527,217)
Administrative expenses                (112,260)            (221)          (102)          (160)         (112,743)
Interfund Activity:
   Interfund transfers               (1,611,778)         827,181        501,677        282,920               -
   Interfund loans                       20,718           (3,079)        (8,080)        (9,559)              -
                                   ------------      -----------      ---------      ---------      ------------
Net assets available for
   benefits, December 31, 1997     $ 26,427,337      $ 1,099,641      $ 810,267      $ 428,324      $ 28,765,569
                                   ============      ===========      =========      =========      ============

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.       OPERATIONS
         ----------

         Effective February 28, 1997, the Allen Group Inc. Employee Before-Tax Savings Plan was renamed the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan"). This change is consistent with The Allen Group Inc. company name change to Allen Telecom Inc. (the "Company"), which was also effective February 28, 1997.

         The Plan is designed to offer certain employees of the Company, who choose to participate, a form of savings that allows for a deferral of current income taxes while saving for retirement. The Plan is administered by the Allen Telecom Inc. Employee Before-Tax Savings Plan Committee (the "Committee") which is comprised of management personnel and officers of the Company.


2.       SUMMARY OF ACCOUNTING POLICIES
         ------------------------------

         Participants' contributions to the Plan are invested by the Trustee in the investment options made available by the Committee ("Investment Funds"), as directed by participants. The Committee may, at its sole discretion, add or delete funds in which participant contributions may be invested. The Company's contributions to the Plan, if any, are invested by the Trustee exclusively in the Allen Common Stock Fund (see Note 4). In 1997, Investment Fund options included the Allen Common Stock Fund, along with selected registered investment entities (i.e., mutual funds) including Fidelity Equity-Income Fund, Fidelity Retirement Growth Fund, Morley Stable Value Fund, Janus Worldwide Fund, Schwab S&P 500 Index Fund, Oakmark Fund, and Invesco Strategic Technology Fund. During 1996, there was a conversion of plan assets in the Fidelity Managed Income Portfolio to the Morley Stable Value Fund. In addition, in 1996, the Hartford Fixed Income Fund was liquidated with the applicable transaction fees paid by the Company.

        Shares in the Allen Common Stock Fund are valued at the last sale price of the common stock on the New York Stock Exchange Composite Tape on the last business day of the year. Investments in the registered investment entities are valued at their respective net asset value per unit as quoted by the National Association of Security Dealers on the last business day of the year.

         The Plan uses the accrual method for recognizing contributions and investment income. Dividends are accrued on the ex-dividend date. Withdrawals and distributions are valued using current market prices at the date withdrawals and distributions occur.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


2.       SUMMARY OF ACCOUNTING POLICIES (CONTINUED),
         -------------------------------

         The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         The intention of the Company is to continue the Plan indefinitely. The Plan may be amended or terminated at any time by the Company.

         Any amounts not vested and not eligible for withdrawal at termination of a participant's employment ("Forfeiture Funds") are available to the Plan to pay administrative costs and reduce Company contributions. To the extent that Forfeiture Funds are not available, administrative expenses are paid by the Company, at the Company's discretion. Prior to 1997, Forfeiture Funds were held and administrative expenses were paid from all Investment Funds. In 1997, Forfeiture Funds were transferred from the respective Investment Funds and were accumulated in the Morley Stable Value Fund. Accordingly, some administrative expenses paid by the Plan in 1996 and in 1997 were distributed out of such Forfeiture Funds accumulated in the Morley Stable Value Fund.

         Brokerage commissions and other expenses relating to the sale of the Investment Funds for the account of any participant in connection with a withdrawal or distribution from the Plan are deducted from the proceeds of the sale.


3.       INVESTMENTS
         -----------

         The market values at December 31, 1997 and 1996 for the respective Investment Funds were as follows:


                                                       December 31,
                                                       ------------
                                                   1997            1996
                                                   ----            ----
       Fidelity Equity-Income Fund            $ 5,389,846     $ 4,035,368
       Fidelity Retirement Growth Fund          3,985,498       3,508,200
       Allen Common Stock Fund                  8,661,444       8,684,083
       Morley Stable Value Fund                 5,463,765       5,412,725
       Janus Worldwide Fund                       925,785             -
       Schwab S&P 500 Index Fund                1,062,589             -
       Oakmark Fund                               768,971             -
       Invesco Strategic Technology Fund          401,999             -
                                              -----------     -----------
                                              $26,659,897     $21,640,376
                                              ===========     ===========

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


4.       CONTRIBUTIONS
         -------------

         Participation in the Plan is voluntary, and all employees (full-time and part-time, salaried, hourly and union employees (but only to the extent permitted by a collective bargaining agreement)) of the Company and its subsidiaries in the United States who were employees on October 1, 1985 or who thereafter have completed the required Eligibility Period may become participants. A participant may contribute on a before-tax basis any whole percentage of his or her compensation he or she selects which is not less than 1% or more than 17% of his or her compensation for such month. Participants can make after-tax contributions of not less than 1% nor more than 12% of his or her compensation. In any event, a participant's contributions may not, in the aggregate, exceed 18% of his or her compensation. Compensation includes base salary, overtime earnings, bonuses (other than bonus payments under the Deferred Bonus or similar plan) and commissions. In addition, a participant's individual allowable contributions may be limited by various other government regulations. Contributions by participants may be made only through periodic payroll deductions.

         In addition to the above, the Plan provides employees from the Company's Comsearch division ("Comsearch") an annual profit-sharing contribution to each participant who is employed on the last day of the Plan year an amount equal to 3% of the participant's Plan year compensation. The profit-sharing contribution is allocated among the Investment Funds at the participant's direction. This benefit is in lieu of Comsearch participating in the Company's defined benefit pension plan.

         Unless the Company increases, decreases or suspends its monthly contributions in accordance with the terms of the Plan, the Company makes a monthly contribution for each participant equal to 25% of the first 1%, 25% of the second 1%, and 50% of the third 1%, of compensation contributed by the participant during such month, up to a maximum Company contribution of $1,200 per year. As soon as practicable after the end of each month, the participants' and the Company's contributions are forwarded to the Trustee for investment. Company contributions to the Allen Common Stock Fund were $484,250 and $400,424 for the years ended December 31, 1997 and 1996, respectively. In addition, the Comsearch profit-sharing contribution, noted above, for the years ended December 31, 1997 and 1996 were $407,365 and $422,234, respectively.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

4.       CONTRIBUTIONS (CONTINUED),
         -------------

         A participant may change Investment Funds as to any future participant contributions through use of the toll free telephone number or internet access at any time. Such changes will be effective as soon as practicable after the Plan is notified. A participant may transfer all or part of the value of his or her existing Participant Contribution Account (Note 5) between Investment Funds once per month through use of a toll free telephone number or internet access. Such transfers will be effective as soon as practicable. The brokerage fees, if any, of such sales and investments are paid by the individual participant making the transfer.

         Participant contributions to the Plan are invested among the Investment Funds as directed by participants. Company contributions to the Plan (with the exception of the Comsearch profit-sharing contributions noted previously) are invested by the Trustee exclusively in the Allen Common Stock Fund, with the exception that, to avoid the retention of idle funds, such participant and Company contributions may be invested in cash equivalent securities for periods generally not exceeding 30 days. While such contributions are invested in cash equivalent securities, interest is generally accrued until the contributions are allocated to the respective Investment Funds.

         Participants' before-tax contributions to the Allen Common Stock Fund and Company matching contributions maybe used by the Trustee to purchase treasury shares provided by the Company at a price which is 15% below prevailing market price at the time of purchase. During 1997 and 1996, the Trustee purchased from the Company 91,358 and 94,839 shares, respectively, of common stock for the accounts of participants in the Plan. The Trustee purchases shares of the Company's common stock for transactions other than purchases for before-tax contributions and Company matching contributions in open market transactions. The Trustee purchases shares or units of the other Investment Funds (as directed by the participants) on a national securities exchange at current market prices. The Company has no control over the times or prices at which the Trustee makes such purchases and investments or the amounts thereof. The number of shares or units purchased and credited to the participants account depends on the prices paid by the Trustee.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


5.       VESTING AND WITHDRAWALS
         -----------------------

         Pursuant to the Plan, investments acquired with the participant's contributions are segregated in the Participant Contribution Account, and investments acquired with the Company's contributions are segregated in the Employer Contribution Account. Investment income paid on the investments in each of the participant's accounts are automatically reinvested in the respective Investment Funds to which they relate. Each participant's interest in his or her Participant Contribution Account and the Company match portion of the Employer Contribution Account is always fully vested, except for the aforementioned Comsearch profit-sharing contributions which vest in equal amounts over the period of three to seven years of credited service. Except for permitted withdrawals and hardship distributions, the participant's investments are distributable only when employment terminates.

         While employed by the Company or a subsidiary, a participant may withdraw all or any part of his or her before-tax Participant Contribution Account and his or her Employer Contribution Account only in cases of financial hardship or after attaining age 59-1/2. After-tax contributions may be withdrawn from the Plan once a year in an amount no less than $250. In cases of financial hardship where a participant requires funds to meet an immediate financial need and has no other resources reasonably available to meet that need, he or she may request the Committee to authorize a withdrawal by him or her from his or her Participant Contribution Account and Employer Contribution Account. The Committee relies on Internal Revenue Service ("IRS") guidelines to determine if financial hardship exists and to determine the amount, if any, of the withdrawal to be made by the participant. In addition, after attaining 59-1/2, a participant may withdraw all or a portion of his or her Participant and Employer Contribution accounts for any reason without penalty.


6.       PARTICIPANT LOAN ACCOUNT
         ------------------------

         The Plan permits participants to borrow up to 50% of the value of his or her Investment Funds including Employer Contributions. As more fully described in the "Loan Rules" of the Plan, participants must meet certain minimum qualifications to obtain a loan, and loans must be for a minimum of $500 and cannot exceed $50,000. The term of each loan can be for any period of time up to 60 months as selected by the participant; such loans bear interest at the prime rate charged by the Company's principal lending banks plus 1% at the time the loan is made and will carry such interest rate throughout their terms. Monthly principal and interest repayments (done automatically through payroll deductions) are credited to the participant's own account and are reinvested in the Investment Funds in the same manner as the participant's contributions are invested. A participant may have up to three loans outstanding at any one time. There is a fixed charge of $50 for second and third loan applications which is borne by those specific individuals who choose to have more than one loan outstanding.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


6.       PARTICIPANT LOAN ACCOUNT (CONTINUED),
         -------------------------

         If a loan is declared in default (as defined in the "Loan Rules" of the Plan), the entire outstanding principal balance will become immediately due and payable, and if not immediately paid the loan will be canceled and the outstanding balance will be treated as a distribution or withdrawal from the Plan depending upon the participant's tax circumstances. Otherwise, the Committee, at its sole discretion, may take such action it considers appropriate to collect the unpaid principal and the accrued interest on a defaulted loan. Such action may include obtaining funds from the net proceeds after the units or shares in the participant's Investment Fund account are sold.


7.       FEDERAL INCOME TAXES
         --------------------

         The Company received a determination from the IRS on August 15, 1995 that the Plan is a qualified plan under Section 401(a) and 401(k) of the Internal Revenue Code. Accordingly, the Plan has not been subject to federal income taxes, and employer and before-tax participant contributions and earnings of the Plan have not been subject to U.S. income taxes until distributed to the participants. Early withdrawals or distributions may subject the participant to certain tax penalties.

         The Plan was amended subsequent to receiving the most recent IRS determination letter; however, the Committee does not believe such amendments affect the Plan's tax status.


8.       TRANSFER OF ASSETS
         ------------------

         On September 8, 1995, the Company's Board of Directors declared a spin-off distribution of 100% of the common shares of a newly formed wholly owned subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Following the Spin-off, TransPro became an independent, publicly traded corporation. As a result, the Plan was amended such that any participant who transferred to TransPro as a result of the Spin-Off, ceased to be a participant upon transfer of the related Plan assets to the successor Plan implemented by TransPro. Net assets and liabilities of approximately $1,623,000 (including 14,165 shares of TransPro common stock) were transferred to the successor Plan in 1996. Accordingly, this amount is included in withdrawals and distributions in the 1996 Statement of Changes in Net Assets Available for Benefits.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


8.        TRANSFER OF ASSETS (CONTINUED)
          ------------------

         In September 1996, the Company acquired 100% of the ownership of Signal Science, Incorporated ("SSI"). The Plan was amended to allow employees of SSI, who have met the eligibility requirements of the Plan, to become participants in the Plan effective October 1, 1996. Accordingly, investments of $284,606 were transferred from The Signal Science, Inc. Salary Deferral Plan to the Plan's Investment Funds, as directed by SSI participants, on February 10, 1997.


9.        RECONCILIATION TO FORM 5500
          ---------------------------

         At December 31, 1997 and 1996, the Fund received applications for withdrawals in the amount of $0 and $31,576 respectively, which was not paid at year-end. No payable has been recorded in the Statements of Net Assets Available for Benefits at year-end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities.

         The schedule of assets held for investment purposes (see page 18) reflects the current value of participant loans net of the other receivable value of $40,600.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
  SCHEDULE OF ASSETS OF HELD FOR INVESTMENT PURPOSES - SEE FORM 5500, ITEM 27a
  ----------------------------------------------------------------------------
                                DECEMBER 31, 1997
                                -----------------

                                                       Description of Investment
                                                       -------------------------
                                                      including Maturity Date, Rate
                                                      -----------------------------
               Identity of Issue, Borrower            of Interest, Collateral, Par                                Current
               ---------------------------            ----------------------------                                -------
                 Lessor of Similar Party                   or Maturity Value                   Cost                Value
                 -----------------------                   -----------------                   ----                -----

PARTICIPANT LOANS                                          7%-10% 5 YEAR MAX                  $ N/A             $1,312,535
FIDELITY EQUITY INCOME                                        MUTUAL FUND                   4,176,461            5,389,846
SCHWAB S&P 500                                                MUTUAL FUND                   1,014,048            1,062,589
OAKMARK                                                       MUTUAL FUND                     731,438              768,971
FIDELITY RETIREMENT GROWTH                                    MUTUAL FUND                   4,267,571            3,985,498
JANUS WORLDWIDE                                               MUTUAL FUND                     951,422              925,785
INVESCO STRATEGIC TECH                                        MUTUAL FUND                     495,965              401,999
ALLEN TELECOM INC.                                            COMMON STOCK                  8,044,808            8,654,299
MORLEY CAPITAL MANAGEMENT                               COMMON/COLLECTIVE TRUST             5,384,387            5,463,765
U.S. TREASURY                                                 MONEY MARKET                      7,145                7,145


               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
          SCHEDULE OF REPORTABLE TRANSACTIONS - SEE FORM 5500, ITEM 27d
          -------------------------------------------------------------
                                DECEMBER 31, 1997
                                -----------------


                                                                Expense
                                                                -------
Description of Asset                                            Incurred
--------------------                                            --------
(Include Interest Rate and     Purchase            Selling         With                     Current Value of Asset
--------------------------     --------            -------         ----                     ----------------------
Maturity in Case of a Loan)     Price               Price      Transaction   Cost of Asset   on Transaction Date  Net Gain or (loss)
---------------------------     -----               -----      -----------   -------------   -------------------  ------------------

ALLEN TELECOM STOCK                              $4,592,877      $10,438       $3,162,075         $4,592,877         $1,430,802
ALLEN TELECOM STOCK           $3,828,431                           8,158        3,828,431          3,828,431                  0
FIDELITY EQUITY INCOME                            1,470,325                     1,278,364          1,470,325            191,961
FIDELITY EQUITY INCOME         1,852,847                                        1,852,847          1,852,847                  0
FIDELITY RETIREMENT
GROWTH                                            1,375,818                     1,318,576          1,375,818             57,242
FIDELITY RETIREMENT
GROWTH                         1,893,825                                        1,893,825          1,893,825                  0
MORLEY STABLE VALUE                               9,492,695                     9,034,804          9,492,695            457,891
MORELY STABLE VALUE            9,232,001                                        9,232,001          9,232,001                  0
OAKMARK                                             283,841                       270,679            283,841             13,162
OAKMARK                          996,323                                          996,323            996,323                  0
SCHWAB S&P 500                                      538,075                       534,259            538,075              3,816
SCHWAB S&P 500                 1,534,327                                        1,534,327          1,534,327                  0
JANUS WORLDWIDE                                     573,676                       543,445            573,676             30,231
JANUS WORLDWIDE                1,496,288                                        1,496,288          1,496,288                  0
INVESCO STRATEGIC TECH                              386,694                       375,976            386,694             10,718
INVESCO STRATEGIC TECH           860,600                                          860,600            860,600                  0


                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


NAME OF PLAN:   ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
                ---------------------------------------------------



BY:  ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN COMMITTEE


Date:  June 17, 1998                   By: /s/ Robert A. Youdelman
       ------------                   -----------------------------------
                                              Robert A. Youdelman
                                              Committee Member

                                  EXHIBIT INDEX
                                  -------------
                               ALLEN TELECOM INC.
                               ------------------


Exhibit Number
--------------

         (23)        Consent of Coopers and Lybrand L.L.P. dated June 17, 1998.